Exhibit 99.1

Foresight: Eye-Net and SoftBank Corp. Collaborate to Introduce

Cross-Collision Prevention V2X Solution Utilizing 5G MEC

The collaboration consists of a multiphase work plan which could potentially lead to an extensive commercial deployment of Eye-Net in the Japanese market through SoftBank’s multiple business partners

Ness Ziona, Israel – August 31, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), has signed an agreement for a paid proof of concept (POC) project with SoftBank Corp. (Tokyo: 9434) (“SoftBank”), a Japan-based telecommunications and IT operator. The POC project is part of a multiphase work plan which could potentially lead to a commercial deployment of Eye-Net’s solutions in the Japanese market through SoftBank’s multiple business partners, including vehicle manufacturers, third-party applications, local authorities, and insurance companies.

SoftBank recognized Eye-Net’s accuracy and road safety potential following more than three years of extensive validation of Eye-Net’s cellular-based vehicle-to-everything (V2X) technology. As a result, Softbank initiated a POC project aiming to validate the integration of Eye-Net’s server-side technology with SoftBank’s multi-access edge computing (MEC) infrastructure. Successful completion of this integration is a prerequisite for the deployment of Eye-Net’s solutions in the Japanese market.

The POC project is expected to be completed by the end of 2023. Going forward, SoftBank plans to conduct verification tests with the aim of providing collision prevention solutions for cross-collisions to local governments or corporate customers in a wide range of industries and business categories in Japan.

“Eye-Net Mobile’s distributed collision prediction and prevention technology is a groundbreaking initiative that will accelerate the realization of the “next-generation infrastructure” that SoftBank is aiming for,” said Hironobu Tamba, Vice President and Head of Data Platform Strategy Division at SoftBank. “Combined with the computing resources distributed across the mobile network, it is expected to make a significant contribution to the realization of a nationwide urban transportation infrastructure that encompasses multiple cities that are physically separated from each other. Through this validation process, we hope to demonstrate new possibilities for Japan’s next generation transportation systems,” Mr. Tamba concluded.

“We are honored to be selected by SoftBank as their preferred V2X solution after undergoing an extensive three-year technological due diligence process. This vote of confidence reaffirms our dedication to providing cutting-edge solutions that enhance the safety of all road users,” said Dror Elbaz, CEO of Eye-Net Mobile. “The potential extensive commercial deployment will introduce a new social road safety approach that might allow our accident prediction and prevention solution to protect millions of users in Japan from non-line-of-sight collisions and contribute to a safer mobile society,” Mr. Elbaz concluded.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential for commercial deployment of Eye-Net’s solution in the Japanese market, timing of the expected completion of the POC project, SoftBank’s plans to conduct verification tests with the aim of providing collision prevention solutions for cross-collisions to local governments or corporate customers in a wide range of industries and business categories in Japan, and the advantages and benefits of Eye-Net’s technology and solution. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654